Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On October 24, 2011, Exelon sent the following communication to its managers and supervisors regarding the proxy solicitation process.

October 24, 2011

This message is being sent to all managers and supervisors throughout the Exelon family of companies on behalf of John W. Rowe, chairman and CEO.

IMPORTANT MERGER INFORMATION – PLEASE READ!

Dear Colleagues,

As you have seen in our communications, Exelon and Constellation are in the midst of a proxy solicitation period. What this means is that we are seeking the votes of our shareholders in favor of the merger.

Earlier this month, we mailed proxy materials to all of our shareholders in connection with a Special Meeting of Shareholders being held on November 17, 2011, to allow shareholders to vote on two proposals relating to our proposed merger with Constellation Energy. Exelon shareholders are being asked, specifically, to vote “FOR” the proposal to approve the issuance of Exelon common stock to Constellation shareholders in connection with the merger and “FOR” the proposal to adjourn the Exelon special meeting, if necessary, to solicit additional proxies in favor of such approval.

Since you are a critical link to our broader employee population of more than 19,000 people, a majority of whom own shares in Exelon, I am asking for your help carrying one very simple, powerful message to your teams:

YOUR VOTE IS VERY IMPORTANT.

Please share the following key points with your employees:

•

All Exelon shareholders are receiving proxy materials in the mail in connection with a Special Meeting of Shareholders being held on November 17, 2011, to allow shareholders to vote on two proposals relating to our proposed merger with Constellation Energy.

•

Employees may receive one or both of two different types of proxy cards. Those with shares in employee plans (like the Employee Stock Purchase Plan) that are administered by Morgan Stanley Smith Barney will receive cards with that company’s name on the top; that type of card will instruct Morgan Stanley on how you want your shares voted. All other employee share accounts, including those in the 401(k) program and registered accounts at Wells Fargo, will receive regular proxy cards. We are requesting that you record your votes for each proxy card you receive.
•

The Exelon Board of Directors unanimously recommends that Exelon shareholders approve the two merger-related proposals included in the proxy. The Exelon Board of Directors considered a number of factors pertaining to the strategic rationale for the merger, including: complementary business models and service territories, increased scale and scope, improved business risk profile, impact on customers, regulatory diversity, shared vision, combined expertise and a number of favorable financial considerations.

•

Approval of the share issuance proposal requires the affirmative vote of a majority of the votes cast at the special meeting, which means an investors shares are not counted as being in favor of the merger unless the votes are recorded. Whether your holdings are large or small, we urge you to vote your shares “FOR” the merger-related proposals as promptly as possible. The voting can be done online, on the phone or through the mail, and the proxy materials will have clear instructions.

•	If you have any questions, or need assistance in voting, please contact our proxy solicitor MacKenzie Partners at 1-800-322-2885.

Thank you for your attention to this important matter.

Sincerely,

John W. Rowe

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.